UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 .

Commission File Number: 333-149546

5TO1 HOLDING CORP.
(Exact name of registrant as specified in its charter)

c/o Yahoo! Inc.
701 First Avenue
Sunnyvale, CA  94089
(408) 349-3300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.  This Form 15 relates to the Common Stock of 5to1 Holding Corp. (the “Company”).  Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 16, 2011, by and among Yahoo! Inc. (“Yahoo!”), Mariner Acquisition Corp., a wholly-owned subsidiary of Yahoo! (“Merger Sub”), the Company and Andrew Uribe, as representative of the stockholders of the Company, Merger Sub merged with and into the Company in accordance with the Delaware General Corporation Law, effective May 27, 2011, with the Company continuing as the surviving entity as a wholly-owned subsidiary of Yahoo!.

Pursuant to the requirements of the Securities Exchange Act of 1934, 5to1 Holding Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 3, 2011	By:	/s/ Andrew Cring
		Name:	Andrew Cring
		Title:	President